UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File No. 000-15862

GVC VENTURE CORP.

(Exact name of registrant as specified in its charter)

Delaware	13-3018466
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

The Chrysler Building, 405 Lexington Avenue, New York, New York 10174

(Address of principal executive office, including Zip Code)

                                  (212) 907-6610

(Registrant’s telephone number, including area code)

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.01 Par Value

(Title of each class)

Approximate Date of Mailing: September 18, 2009

GVC VENTURE CORP.

405 Lexington Avenue, Suite 2600

New York, New York 10174

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

No vote or other action by stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the stockholders of GVC Venture Corp. (“GVC,” the “Company,” “we,” “us” or “our”).

This Information Statement is being mailed on or about September 18, 2009 to the holders of record at the close of business on September 16, 2009 (the “Record Date”) of our common stock, par value $0.01 per share, in connection with a proposed change in the composition of a majority of our Board of Directors (the “Board of Directors”) in accordance with the terms of that certain Agreement and Plan of Merger among the Company, GVC Merger Corp. and Halo Group, Inc. (“Halo Group”) dated as of September 17, 2009 (the “Merger Agreement”). Pursuant to the Merger Agreement, GVC Merger Corp. will merge with and into Halo Group, with Halo Group remaining as the surviving corporation and becoming a subsidiary of the Company (the “Merger”).

Under the Merger Agreement, in consideration of all of the outstanding common stock of Halo Group, we will issue to the security holders of Halo Group, shares of our to-be-designated Series Z preferred stock which will represent approximately 96% of the aggregate voting power in the election of our directors and be convertible into, following authorization by the Company of sufficient common stock to enable conversion of all Series Z preferred stock, approximately 96% of our common stock on a fully-diluted basis.

As of the date hereof, there are 14,194,516 shares of our common stock outstanding. There presently are no shares of our preferred stock outstanding.

Immediately following the Effective Date, assuming that, prior thereto, no outstanding shares of Halo Group preferred stock are converted and that no outstanding Halo Group stock options are exercised, there will be outstanding 14,194,516 shares of our common stock and 895,935 shares of our Series Z preferred stock. If all Halo Group presently outstanding preferred stock is converted and all presently outstanding Halo Group stock options are exercised immediately following the Effective Date, there would be outstanding 14,194,516 shares of our common stock and 986,801 shares of our Series Z preferred stock, which will be convertible into approximately 336,172,045 shares of our common stock. Halo Group has the right, subject to certain limitations contained in the Merger Agreement, to issue, prior the Effective Date, additional Halo Group common stock, preferred stock, debt and options convertible into, or exercisable for, Halo Group common stock. However, the formula contained in the Merger Agreement for the number of shares of Series Z preferred stock that may be issued in the Merger is designed to ensure that the present holders of GVC common stock will own no less than 4% of the GVC common stock to be outstanding on a fully diluted basis immediately following the Merger, after giving effect to all such issuances.

The Merger will become effective after the fulfillment of certain conditions contained in the Merger Agreement, but no earlier than the tenth (10th) day after this Information Statement is filed with the Securities and Exchange Commission and distributed to the Company’s stockholders (the date the Merger becomes effective is referred to as the “Effective Date”).

Pursuant to the Merger, which is expected to close on or about September 30, 2009, our Board of Directors will increase its size to six persons and the current members of our Board will resign, with the exception of Bernard Zimmerman, who will resign as Chairman of the Board but who Halo Group has agreed not to remove as a director for at least one year following the Effective Date. Immediately following the director resignations, Mr. Zimmerman (in his capacity as the sole remaining director of GVC) will fill the vacancies resulting from the resignations, by electing to the Board the nominees of Halo Group, information concerning whom is provided under the heading “Changes to the Board of Directors,” below.

No action is required by the Company’s stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten days prior to the date any persons are to be elected or designated as directors of the Company, otherwise than at a meeting of stockholders, if the persons so elected or designated will constitute a majority of the directors of the Company.

Please read this Information Statement carefully.  It contains certain biographical and other information concerning the persons who are expected to become the Company’s executive officers and directors after completion of the Merger.

CHANGE OF CONTROL

On September 17, 2009, the Company, GVC Merger Corp. (a newly-formed wholly-owned subsidiary of the Company) and Halo Group entered into the Merger Agreement pursuant to which GVC Merger Corp. is to be merged with and into Halo Group, with Halo Group remaining as the surviving corporation and becoming a subsidiary of the Company.

Pursuant to the Merger Agreement, the 40,317,094 presently outstanding shares of Halo Group common stock will be exchanged on the Effective Date for an aggregate of 895,935 shares of our Series Z preferred stock, which, in turn, will be convertible into an aggregate of 305,216,872 shares of our common stock. In addition, holders of Halo Group’s presently outstanding preferred stock would receive, under the terms of the Halo Group preferred stock instruments, upon conversion thereof, an aggregate of 27,480 shares of our Series Z preferred stock, which, in turn, would be convertible into an aggregate of 9,361,567 shares of our common stock. Additionally, Halo Group’s presently outstanding stock options to purchase 2,852,370 shares of Halo Group common stock will be exercisable for an aggregate of 63,386 shares of our Series Z preferred stock, which, in turn, would be convertible into an aggregate of 21,593,606 shares of our common stock. Were all the presently outstanding Halo Group preferred stock to be converted and all presently outstanding Halo Group stock options to be exercised, present Halo Group stockholders would own approximately 336,172,045 shares, or 95.95%, of our common stock to be outstanding immediately following the Merger and our present stockholders would own 14,194,516 shares, or 4.05%, of our common stock to be outstanding immediately following the Merger.

However, since we presently only have 50,000,000 shares of common stock authorized for issuance, of which 14,194,516 shares are presently outstanding, we will not have enough shares of common stock to issue upon conversion of the Series Z preferred stock proposed to be issued to holders of Halo Group common stock on the Effective Date, to holders of Halo Group preferred stock upon conversion thereof and to holders of Halo Group stock options upon exercise thereof. We will, therefore, following the Merger, take action to amend our Certificate of Incorporation to increase our authorized common stock and/or to effectuate a reverse split of our common stock that will be outstanding following the Merger in order for us to have a sufficient number of authorized common stock to permit conversion into our common stock of all Series Z preferred stock to be issued and reserved for issuance following the Merger and to provide additional shares to be issued in the future for financing and growth.

We will file a Certificate of Designation in the State of Delaware on or prior to the Effective Date which will authorize us to issue up to 1,000,000 shares of Series Z preferred stock to the security holders of Halo Group. Each share of Series Z preferred stock will:

•

be convertible, after we authorize sufficient additional shares of our common stock to enable conversion of all Series Z preferred stock, into 340.668384 shares of our common stock, subject to anti-dilution adjustments;

•

vote together with the holders of our common stock as a single class, each share of Series Z preferred stock having voting rights on an “as if converted” basis such that each share will have one vote on all matters submitted to the holders of our common stock for each share of our common stock into which such preferred stock would be converted if converted as of the date of such vote (in addition to such voting rights that are specifically afforded to holders of a series of preferred stock to vote as part of a class or series thereof under Delaware law and the requirement that, without the affirmative vote of the holders of at least a majority of Series Z preferred stock (acting as a separate class) at the time outstanding, we may not alter, change or amend the preferences or rights of the Series Z preferred stock);

•	be entitled only to dividends, with holders of common stock, on an as if converted basis;
•

be entitled on liquidation to receive, after any payments are made to, or any assets set aside for, creditors and holders of any of our preferred stock ranking senior in right of liquidation that may hereafter be issued, an amount per share for each outstanding share of Series Z preferred stock equal to $0.001, and to share thereafter in any amount to which our common stock would be entitled on an as if converted basis.

The following table set forth information concerning (i) the shares of common stock we presently have outstanding (the “Present Ownership” column), (ii) the number of shares of our common stock that would be outstanding on the Effective Date if the Series Z preferred stock to be issued under the Merger Agreement were converted into our common stock, assuming that no shares of Halo Group’s preferred stock are converted and none of Halo Group’s presently outstanding stock options are exercised prior to the Effective Date (the “After Issuance to Halo Group’s Present Common Stockholders” column) and (iii) the number of shares of our common stock that would be outstanding on the Effective Date if the Series Z preferred stock to be issued under the Merger Agreement were converted into our common stock, and assuming that all of Halo Group’s presently outstanding preferred stock is converted and all of Halo Group’s presently outstanding stock options are exercised (the “After Issuance to all Halo Group’s Present Securityholders / Fully Diluted” column).

	Present Ownership		After Issuance to Halo Group’s Present Common Stockholders (1)		After Issuance to all Halo Group’s Present Securityholders / Fully Diluted (1)(2)
	Number	%	Number	%	Number	%
Present Company Stockholders	14,194,516	100.0%	14,194,516	4.4%	14,194,516	4.0%
Present Halo Group Stockholders	-		305,216,872	95.6%	305,216,872	87.1%
Halo Group Preferred Stockholders	-		-		9,361,567	2.7%
Halo Group Optionholders	-		-		21,593,606	6.2%
Total	14,194,516	100.0%	319,411,388	100.0%	350,366,561	100.0%

______________

(1)       The foregoing numbers may vary from actual numbers due to rounding differences when actual shares are issued.

(2)       Halo Group has the right, subject to certain limitations contained in the Merger Agreement, to issue additional securities prior to the Effective Date. This column assumes that all currently outstanding options to purchase Halo common stock are exercised, and that all currently outstanding shares of Halo preferred stock are converted in accordance with their terms. The formula contained in the Merger Agreement for the number of shares of Series Z preferred stock that may be issued in the Merger is designed to assure that the present holders of GVC common stock will own no less than 4% of the GVC common stock to be outstanding on a fully diluted basis immediately following the Merger, after giving effect to all such issuances.

Pursuant to the terms of the Merger Agreement, the Company will accept the resignations of the current officers and directors of the Company, with the exception of Bernard Zimmerman, who Halo Group has agreed not to remove as a director for at least one year following the Effective Date. Also pursuant to the terms of the Merger Agreement, Mr. Zimmerman will, on the Effective Date, elect Brandon C. Thompson, Paul Williams, Jimmy Mauldin, T. Craig Friesland and Richard G. Morris to the Company’s Board of Directors, information concerning each of whom is provided under the heading “Changes to the Board of Directors,” below.

Accordingly, as a result of the change in our stock ownership and the composition of our Board of Directors, the Merger will result in a change of control of the Company.

SECURITY OWNERSHIP OF CERTAIN CURRENT

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of August 31, 2009, with respect to the beneficial ownership of the Company’s common stock, the Company’s only present class of voting securities, by

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding common stock;
•	each current director of the Company;
•	each current executive officer of the Company; and
•	all current directors and executive officers as a group:

Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Percent of Class

Bernard Zimmerman & Company, Inc. 18 High Meadow Road Weston, CT 06883	4,700,000		33.1%

Berman Industries, Inc. 1 Bridge Plaza Ft. Lee, NJ 07024	2,600,000		18.3%

Gordon Banks 25 Fifth Avenue New York, NY 10003	1,549,808		10.9%

Janice Banks 60 Edgewater Drive, Tower 2 Coral Gables, FL 33133	1,523,395	(2)	10.7%

Palisade Investors LLC 1 Bridge Plaza Fort Lee, NJ 07024	1,504,545		10.6%

Conrad J. Gunther, Jr.	300,000		2.1%

Marc J. Hanover	194,148		1.4%

Directors and executive officers as a group (four persons)	6,743,956		47.5%

___________________________

(1)       We understand that, except as noted below, each beneficial owner has sole voting and investment power with respect to all shares attributable to that owner.

(2)       Includes 293,395 shares held by The Russell Banks Family Trust, as to which Janice Banks and a third party are the trustees and share voting and dispositive power.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

AFTER THE CLOSING OF THE MERGER

The following table sets forth certain information with respect to the expected beneficial ownership of the Company’s Series Z preferred stock and common stock (including shares of common stock issuable upon conversion of the Series Z preferred stock to be issued and issuable as a result of the Merger), which will be the Company’s only outstanding classes of voting securities, and the voting power resulting from such beneficial ownership, immediately after the closing of the Merger by

•

each stockholder known by the Company who is expected to be the beneficial owner of more than 5% of either the Company’s outstanding Series Z preferred stock or common stock immediately after the closing of the Merger;

•	each person that is expected to be a director of the Company following the closing of the Merger;
•	each person that is expected to be an executive officer of the Company following the closing of the Merger; and
•	all persons that are expected to be directors and executive officers of the Company following the closing of the Merger, as a group.

	Amount and Nature of Beneficial Ownership (1)

	Series Z Preferred Stock			Common Stock and Voting Power
Beneficial Owner(1)	Shares		Percent of Class (4)	Shares (5)		Percent of Class (4)(6)

Brandon C. Thompson(2)	481,667		53.8%	164,088,719		51.0%

Jimmy Mauldin(2)	200,311		22.4%	68,239,625		21.2%

Paul Williams(2)	100,000		11.2%	34,066,839		10.5%

T. Craig Friesland(2)	50,000		5.6%	17,033,419		5.3%

Richard G. Morris(2)	45,985	(7)	5.1%	15,665,636	(7)	4.9%

Scott McGuane	2,778	(8)	*	946,377	(8)	*

Bernard Zimmerman & Company, Inc.(3)	0		0	4,700,000		1.5%

Directors and executive officers as a group following the Merger (seven persons)	880,741	(9)	97.2%	304,740,615	(9)	94.4%

___________________________

(1)       We understand that, except as noted below, each beneficial owner has sole voting and investment power with respect to all shares attributable to that owner.

(2)       The address for each such beneficial owner is Suite 110, 700 Central Expressway South, Allen, Texas 75013.

(3)       The address for such beneficial owner is 18 High Meadow Road, Weston, Connecticut 06883.

(4)       Asterisk indicates that the percentage is less than one percent.

(5)       Each share of Series Z preferred stock to be issued in the Merger will be convertible into 340.668384 shares of common stock and will have 340.668384 votes per share. The Series Z preferred stock will not initially be convertible into common stock, but each share of Series Z preferred stock will automatically be converted into 340.668384 shares of our common stock at the time we amend our Certificate of Incorporation in a manner such that we will have a sufficient number of authorized shares of common stock to permit conversion of all shares of Series Z preferred stock. We intend to take such action promptly following the Effective Date. See “Change of Control,” above.

 (6)    Percent of Class assumes the issuance of common stock issuable upon the conversion of Series Z preferred stock to be issued at the Effective Time (assuming no conversion of any presently outstanding Halo Group preferred stock or exercise of any presently outstanding Halo Group stock options prior to the Effective Time) and, to the extent they presently are, or will become convertible or exercisable on or within 60 days after the Effective Date, the conversion of Halo Group preferred stock and exercise of Halo Group stock options held by the person but (except for the calculation of beneficial ownership by all executive officers and directors as a group) by no other person or entity.

(7)    Includes (a) 3,822 shares of GVC Series Z preferred stock (1,302,033 shares of GVC common stock into which such Series Z preferred stock will be convertible) issuable upon exercise of Halo Group stock options and (b) 3,194 shares of GVC Series Z preferred stock (1,088,095 shares of GVC common stock into which such Series Z preferred stock will be convertible) issuable upon conversion of Halo Group preferred stock, in each case after the Effective Date.

(8)    Represents shares issuable upon exercise of Halo Group stock options after the Effective Date.

(9)    Includes (a) 6,600 shares of GVC Series Z preferred stock (2,248,410 shares of GVC common stock into which such Series Z preferred stock will be convertible) issuable upon exercise of Halo Group stock options and (b) 3,194 shares of GVC Series Z preferred stock (1,088,095 shares of GVC common stock into which such Series Z preferred stock will be convertible) issuable upon conversion of Halo Group preferred stock, in each case after the Effective Date.

CHANGES TO THE BOARD OF DIRECTORS

Pursuant to the terms of the Merger Agreement, the Company will accept the resignations of the current officers and directors of the Company, with the exception of Bernard Zimmerman, who will resign as Chairman of the Board but who Halo Group has agreed not to remove as a director for at least one year following the Effective Date. Also, pursuant to the terms of the Merger Agreement, the Company has agreed to cause Brandon C. Thompson, Paul Williams, Jimmy Mauldin, T. Craig Friesland and Richard G. Morris to be elected to the Company’s Board of Directors on the Effective Date. None of the incoming directors is currently a director of the Company or holds any position with the Company. See “Executive Officers and Directors After the Merger” for information concerning the positions these individuals are expected to hold with the Company after the Merger.

INFORMATION CONCERNING OFFICERS AND DIRECTORS

Executive Officers and Directors Prior to the Merger

Set forth below is certain information regarding the current directors and executive officers of the Company:

Name	Positions with the Company
Bernard Zimmerman	Chairman of the Board, President, Chief Executive Officer, Treasurer and Director
Gordon Banks	Director
Conrad J. Gunther, Jr.	Director
Marc J. Hanover	Secretary

Current Executive Officers and Directors

Bernard Zimmerman, 76, became Chairman of the Board, President, Chief Executive Officer, Treasurer and a director of the Company on June 30, 2004. He has been President and Treasurer of Bernard Zimmerman & Company, Inc., a financial and management consulting firm (“Zimmerman Company”), since 1972. Since July 2003, Mr. Zimmerman has also served as President and Chief Executive Officer and a director of FCCC, Inc., a company engaged in seeking mergers, acquisitions, other business combinations and financial transactions. Since August 2007, Mr. Zimmerman has served as Chairman, President, Chief Operating Officer and Principal Financial Officer of St. Lawrence Seaway Corporation, a company engaged in seeking mergers, acquisitions, reverse mergers and other financial transactions. Mr. Zimmerman also served as a director and member of the Audit Committee of Sbarro, Inc. for more than 20 years until January 2007. Mr. Zimmerman has been a certified public accountant in New York for more than the past thirty-five years.

Gordon Banks, 53, has served as a director of the Company since its inception in 1987. He served as President of the Company from June 1988 until June 2004 and Chief Executive Officer of the Company from September 2003 until June 2004. From its inception in 1987 until June 1988, Mr. Banks served as Vice President of the Company. Since November 1988, Mr. Banks has been co-director of Enviro Stables Ltd., a company engaged in acquiring, breeding, racing and selling horses.

Conrad J. Gunther, Jr., 62, became a director of the Company on June 30, 2004. Since January 2008, Mr. Gunther has served as a Senior Vice President and Senior Loan Officer of Community National Bank, a Long Island based commercial bank, where he is responsible for all commercial lending. Mr. Gunther has also served, since 2001, as the President of E-Billsolutions, Inc., an independent sales organization that assists merchants in arranging the processing of their credit card transactions. Mr. Gunther is also a director of CVD Equipment Corporation.

Marc J. Hanover, 59, has served as Secretary of the Company since its inception in 1987. He served as Vice President-Finance, Chief Financial Officer and Treasurer of the Company from its inception in 1987 until June 30, 2004. Since November 1988, Mr. Hanover has been co-director of Enviro Stables Ltd., a company engaged in acquiring, breeding, racing and selling horses.

There are no family relationships among the Company’s current executive officers and directors. There are no arrangements or other understandings between any of the Company’s current directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Presently, Gordon Banks serves as a Class I director, Conrad J. Gunther, Jr. serves as a Class II director and Bernard Zimmerman serves as a Class III director of the Company. Class I directors were scheduled to serve until the 2004 Annual Meeting of Stockholders, Class II directors were scheduled to serve until the 2005 Annual Meeting of Stockholders and Class III directors are scheduled to serve until the 2006 Annual Meeting of Stockholders, respectively, and until their respective successors are elected and qualified. Annual Meetings of Stockholders were scheduled to be held during the month of December in each such year; however no Annual Meeting of Stockholders has been held since 2004. Officers hold office at the pleasure of the Board of Directors.

Executive Officers and Directors After the Merger

Set forth below is certain information regarding the persons who will become directors and executive officers of the Company on the Effective Date. If any proposed director listed in the table below should become unavailable to serve for any reason, which we do not anticipate, Bernard Zimmerman (in his capacity as sole director of GVC immediately prior to the Effective Date) will elect a substitute nominee or nominees who may be designated by Halo Group prior to the Effective Date.

Name	Positions with the Company
Brandon C. Thompson	Chairman of the Board, Chief Executive Officer and Director
Paul Williams	Vice Chairman of the Board, Chief Financial Officer and Treasurer
Jimmy Mauldin	Chief Strategy Officer and Director
T. Craig Friesland	Chief Legal Officer, Secretary and Director
Richard G. Morris	Director
Scott McGuane	President
Bernard Zimmerman	Director

The new directors will serve in such capacity until the Company’s next annual meeting of stockholders. Our Restated Certificate of Incorporation and By-Laws provide that our Board of Directors shall (exclusive of the number of directors any series of preferred stock may have the right to elect as a separate class) consist of a minimum of three and a maximum of twelve directors, as determined by the Board, with the Board to be divided into three classes, designated Class I, Class II and Class III, and with each Class to be as nearly equal in number as possible. At each annual meeting, directors are chosen to succeed those in the Class whose term expires at that meeting. Officers serve at the pleasure of the Board.

Brandon C. Thompson, 30, a co-founder of Halo Group, has served as the Chairman of the Board of Directors and Chief Executive Officer of Halo Group since its founding in January 2007. Commencing in March 2003, Mr. Thompson served as a Loan Officer with Morningstar Mortgage, LLC, a mortgage company, and eventually acquired the assets of that company through Halo Funding Group, LLC in February 2005, which was ultimately consolidated into Halo Group in January 2007. Following this acquisition, Mr. Thompson founded and has served as Chairman, President, and Chief Executive Officer of Halo Credit Solutions, LLC, Halo Debt Solutions, Inc., and Halo Group Consulting, Inc. In January 2007, upon the founding of Halo Group, Mr. Thompson contributed his interest in these companies, as well as his interest in Halo Funding Group, LLC (currently named Halo Group Mortgage, LLC), to Halo Group. Mr. Thompson was nominated for the Ernst & Young Entrepreneur of the Year Award, has served on the advisory board of Independent Bank of Texas. Mr. Thompson graduated from Abilene Christian University with a degree in Finance.

Jimmy Mauldin, 59, a co-founder of Halo Group, has served in various capacities with Halo Group, including as President, Director, and Chief Strategy Officer, since its founding in January 2007. Mr. Mauldin joined the company which is currently named Halo Credit Solutions, LLC in June of 2005. In 2002, Mauldin founded Fund America Now, LLC, a national fund-raising company, and served as Chairman, President, and Chief Executive Officer. He also established and serves as a director for the Halo Institute for Financial Education, a Section 501(c)(3) nonprofit corporation.

Paul Williams, 53, a co-founder of Halo Group, has served as Vice Chairman of the Board, Chief Financial Officer and Treasurer of Halo Group since its founding in January 2007. Mr. Williams has over 30 years of business experience primarily in the capital markets and mergers and acquisitions. Since October 2007, Mr. Williams has also served as an executive officer for Bison Financial Group, Inc., a business development company, and as an executive officer for Blue Star Equities, Inc., a capital markets company, since September 2007. From November 1999 to the present, Mr. Williams has served as the managing member of Lincoln America Investments, LLC, a real estate and equity investment company. He has previously served three terms on the Board of the Texas Economic Development Council in Austin, and presently serves on the Board of the Chamber of Commerce in Frisco, Texas. Mr. Williams graduated from Austin College in Sherman, Texas with a double-major in Economics and Business Administration. He also graduated from the Institute of Organization Management, affiliated with the U.S. Chamber of Commerce.

T. Craig Friesland, 36, is a co-founder of Halo Group and has served as a Director and Chief Legal Officer since its inception in January 2007. He also practices law in his own firm, Law Offices of T. Craig Friesland, founded in January 2005. Prior to establishing his own firm, Mr. Friesland practiced law with Haynes and Boone, LLP, one of the largest law firms in Texas, from September 1998 through December 2004. Mr. Friesland earned his law degree at Baylor University School of Law in 1998. He also has a Master of Business Administration degree from Baylor University and a Bachelor of Business Administration degree in Finance from The University of Texas at Austin. Mr. Friesland was admitted to the State Bar of Texas in 1998.

Richard G. Morris, 54, a co-founder of Halo Group, has served as a Director since its inception in January 2007. Prior to joining Halo Group, he served in various positions with United Parcel Service from 1976 until March 2002, most recently, from January 2001 to March 2002 as one of its three District Operations Managers. In that role, Mr. Morris was responsible for 5,400 employees, a staff of 18 senior managers, a monthly operating budget of approximately $28 million, and revenues in excess of $35 million. After departing UPS, in July 2002, Mr. Morris became the principal owner of Rammco Distributors, Incorporated, an equipment rental company which he still owns. In July 2004, Mr. Morris co-founded Blue River Development, Inc., a real estate investment and development company, and is currently the sole owner and operator of this company. In August 2008, Mr. Morris acquired Port City, Inc., a plastics manufacturing company which Mr. Morris also currently owns and operates.

Scott McGuane, 47, joined Halo Group in January 2009 as its President, bringing with him more than twenty years’ experience in financial services, retail lending and residential mortgage lending. Prior to joining Halo Group, Mr. McGuane served as Executive Vice President and Head of Retail Lending for Accredited Home Lenders, Inc., a residential mortgage lender, from July 2008 to January 2009, as Senior Vice President and Director of Retail Lending for Bear Stearns, a broker dealer, from April 2006 to July 2008, and as Senior Vice President and Managing Director of Retail Mortgage Lending for CitiFinancial Mortgage Co., an indirect subsidiary of Citigroup, from November 2002 to April 2006. Prior to joining Halo Group, Mr. McGuane provided consulting for strategic planning, mergers and acquisitions, process reengineering and change management across a wide range of industries, including start-up ventures, non-profits, banking, telecommunications, energy and public utilities. He has successfully managed lead system development, licensing, operational responsibilities, and marketing efforts such as branding, point-of-sale, branch offices, online, direct mail, and telemarketing. Mr. McGuane received his Master of Business Administration at Southern Methodist University and a Bachelor of Science from Central Washington University.

Reference is made to the biography of Bernard Zimmerman contained under the heading “Current Executive Officers and Directors,” above.

There are no family relationships among those proposed to be executive officers or directors of the Company following the Merger, except that Brandon C. Thompson is the son-in-law of Jimmy Mauldin. There are no arrangements or other understandings between any of the Company’s new directors or officers or any other person pursuant to which any new officer or director was or is to be selected as an officer or director except that, pursuant to the Merger Agreement, Bernard Zimmerman is not to be removed as a director for at least one year following the Effective Date.

LEGAL PROCEEDINGS

To the Company’s knowledge, no current or incoming director, officer or affiliate of the Company, and no current or incoming owner of record or beneficial owner of more than five percent (5%) of the Company’s voting securities, or any associate of any such director, officer or security holder is a party adverse to the Company, or has a material interest adverse to the Company, in any legal proceeding. No current or incoming executive officer or director of the Company has been the subject of any event or proceeding disclosable under Item 403 of Regulation S-K promulgated by the Securities and Exchange Commission.

CORPORATE GOVERNANCE AND DIRECTOR INDEPENDENCE

Board Meetings

The Board of Directors of GVC held five meetings during the Company’s fiscal year ended June 30, 2009. Each director attended all meetings of the Company’s Board of Directors.

Stockholders’ Meetings

The Company has not held a stockholders’ meeting since 2004 in order to conserve its cash while seeking a merger candidate. It is the Company’s policy that, absent extenuating circumstances, all members of the Board attend annual meetings of stockholders.

Board Committees

The Company’s Board of Directors has not yet established Audit, Compensation or Nominating Committees because the Company’s securities are not listed on an exchange or quoted on an automated inter-dealer quotation system. Until these committees are established, these roles will continue to be served by the full Board of Directors. The Board does not have a charter for any of those functions. The Board does not believe the Company has had a need for a Nominating Committee as the Company has not had a meeting of stockholders since 2004 in order to conserve its cash while seeking a merger candidate nor a need for a Compensation Committee as it has not paid compensation to any officer or director for its services since 2004.

Independence of Directors

The Company’s common stock is quoted through the OTC Bulletin Board System. For purposes of determining whether members of the Company’s Board of Directors are “independent,” the Company’s Board utilizes the standards set forth in the NASDAQ Stock Market Marketplace Rules. At present, the Company’s entire Board serves as its Audit, Compensation and Nominating Committees. The Company’s Board of Directors has determined that, of the Company’s present directors, Gordon Banks and Conrad J. Gunther, Jr., constituting two of the three members of the Board, are “independent directors,” as defined under NASDAQ’s Marketplace Rules, for purposes of qualifying as independent members of the Board and an Audit, Compensation and Nominating Committee of the Board, but that Bernard Zimmerman, since he is an executive officer of the Company, is not an “independent director.” In reaching its conclusion, the Board determined that Messrs. Banks and Gunther do not have a relationship with the Company that, in the Board’s opinion, would interfere with their exercise of independent judgment in carrying out the responsibilities of a director, and do not have any of the specific relationships set forth in NASDAQ’s Marketplace Rules that would disqualify any of them from being considered independent directors. The Board determined that Mr. Zimmerman should participate in the audit committee functions being performed by the entire Board in light of his background and experience in financial and accounting matters. See the information concerning Mr. Zimmerman contained under the heading “Information Concerning Officers and Directors – Executive Officers and Directors Prior to the Merger,” above.

Mr. Zimmerman will become an independent director upon completion of the Merger. Of the incoming directors, Richard G. Morris is the only independent director, within the meaning of NASDAQ’s Marketplace Rules.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that Bernard Zimmerman qualifies as an “audit committee financial expert,” as that term is defined in Item 401(d)(5) of Regulation S-K. However, Mr. Zimmerman presently does not qualify as an independent director because he is presently an executive officer of the Company, but will so qualify following the Effective Date when he ceases to be an executive officer of the Company.

Audit Committee Report

Management has the primary responsibility for our financial reporting process, including our financial statements, while our Board of Directors as a whole is responsible for overseeing our accounting, auditing and financial reporting practices, and our independent registered public accounting firm has the responsibility for auditing our annual financial statements, expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States and issuing a report on those financial statements. In fulfilling its oversight responsibility with respect to our financial statements for the fiscal year ended June 30, 2009, our Board:

•	Reviewed and discussed our audited financial statements for the fiscal year ended June 30, 2009 with management and Braver P.C., our independent registered public accounting firm;

•	Discussed with Braver P.C. the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

•

Received the written disclosures and the letter from Braver P.C. required by the applicable requirements of the Public Company Accounting Oversight Board regarding its communications with the Audit Committee concerning independence, and also discussed Braver P.C.’s independence with Braver P.C.

Based on the foregoing review and discussions, the Board recommended that our audited financial statements for the fiscal year ended June 30, 2009 be included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission for that year.

Respectfully,

Bernard Zimmerman

Gordon Banks

Conrad J. Gunther, Jr.

Procedures for Recommending Nominees to the Board of Directors

The Company’s Board of Directors does not have a formal policy with regard to the consideration of any director recommended by stockholders due to its relatively small size prior to the Merger and the fact that it presently had no operating activities.

Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates (including incumbent directors), the Board of Directors would consider the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

Our Board of Directors considers nominees to serve on our Board who are recommended by stockholders, as well as by directors, officers and others. A stockholder seeking to recommend a prospective nominee should submit the recommendation to the Board. The recommendation should include, in addition to the name and business or residence address of the nominee, the written consent of the person being recommended to being named as a nominee in a proxy or information statement relating to the stockholder vote on his or her election and to serving as a director if elected. The recommendation must also include all information that would be required to be disclosed concerning the nominee in solicitations of proxies for the election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, including, but not limited to, the information required by Items 103, 401, 403 and 404 of Regulation S-K of the Securities and Exchange Commission. In addition, the stockholder recommending the proposed nominee must provide the recommending stockholder’s name, address and number of shares of our common stock owned by the recommending stockholder as they appear on our stockholder records and the length of time the shares have been owned by the recommending stockholder or, if held in “street name,” a written statement from the record holder of the shares confirming the information concerning the stock ownership of the recommending stockholder, and whether the recommendation is being made with or on behalf of one or more other stockholders and, if so, similar information with respect to each other stockholder with or on behalf of whom the recommendation is being made.

Communications with the Board of Directors

Stockholders of the Company may send correspondence to the Board of Directors c/o Corporate Secretary at GVC Venture Corp., The Chrysler Building, 405 Lexington Avenue, Suite 2600, New York, New York 10174 or, following the Effective Date, to One Allen Center, Suite 110, 700 Central Expressway South, Allen, Texas 75013. The Corporate Secretary will review all correspondence addressed to the Board of Directors, or any individual director, for any inappropriate correspondence and correspondence more suitably directed to management. The Corporate Secretary will forward appropriate stockholder communications to the Board of Directors prior to the next regularly scheduled meeting of the Board of Directors following the receipt of the communication. The Corporate Secretary will summarize all correspondence not forwarded to the Board of Directors and make the correspondence available to the Board of Directors for its review.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Directors, Executive Officers and 5% Stockholders of GVC with GVC

Since July 1, 2008, there have been no, and there are no currently proposed, transactions in which the Company was or is to be a participant with any “related person” to GVC or in which any related person had or will have a direct or indirect material interest. The terms “transactions,” “related person,” and “direct or indirect material interest” have the meanings afforded those terms under Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

Directors, Executive Officers and 5% Stockholders of Halo Group with Halo Group

Except as set forth below, since January 1, 2008, the beginning of Halo Group’s last fiscal year, there have been no, and there are no currently proposed, transactions in which Halo Group was or is to be a participant with any related person to Halo Group or in which any related person had or will have a direct or indirect material interest.

Halo Group is indebted to Brandon C. Thompson, Chairman of the Board of Directors, Chief Executive Officer and a director of Halo Group, in the aggregate amount of $209,000, which amount is evidenced by promissory notes in the original principal amounts of $149,000, $40,000 and $20,000, respectively. Each of such notes carries an interest rate of 8%. As of September 17, 2009, an aggregate amount of $209,000 was outstanding on these notes. The aggregate amount of interest paid by Halo Group on this indebtedness during Halo Group’s fiscal year ended December 31, 2008 was $7,450.

Halo Group is indebted to Jimmy Mauldin, Chief Strategy Officer and a director of Halo Group, in the aggregate amount of $137,000, which amount is evidenced by promissory notes in the original principal amounts of $99,000, $20,000, $3,000 and $15,000, respectively. Each of such notes carries an interest rate of 8%. As of September 17, 2009, an aggregate amount of $137,000 was outstanding on these notes. The aggregate amount of interest paid by Halo Group on this indebtedness during Halo Group’s fiscal year ended December 31, 2008 was $5,525.

Halo Group is indebted to Four Points Marketing, L.P., an entity owned jointly by Brandon C. Thompson and Jimmy Mauldin, in the amount of $12,000, which amount is evidenced by a promissory note in the original principal amounts of $39,000. This note does not bear any interest. As of September 17, 2009, $12,000 was outstanding on this note.

Halo Group purchases promotional items and consulting services from Vista Spirit Shop, Inc., a company owned and operated by Jimmy Mauldin and which provides promotional products and marketing services. Since January 1, 2008, the beginning of Halo Group’s last fiscal year, Halo Group made purchases from this company in the aggregate amount of $35,054.

GVC EXECUTIVE COMPENSATION

Summary Compensation Table

No executive officer was awarded, earned or paid any compensation by or on behalf of GVC for services rendered to the Company during the Company’s fiscal years ended June 30, 2009 or 2008.

GVC has no pension, health, annuity, bonus, insurance, equity incentive, non-equity incentive, stock options, profit sharing or similar benefit plans. No equity incentive plan awards or non-equity incentive plan compensation was granted to, or earned by, any directors or executive officers during the Company’s fiscal years ended June 30, 2009 or 2008. No stock options or stock appreciation rights were granted to any of the Company’s directors or executive officers during the Company’s fiscal years ended June 30, 2009 or 2008 and none are outstanding.

Outstanding Equity Awards

As of June 30, 2009, none of our directors or executive officers held unexercised options, stock that had not vested, or equity incentive plan awards.

Remuneration of Directors

No director received compensation for services rendered to the Company for the fiscal year ended June 30, 2009. The Company has no arrangements pursuant to which directors are compensated for services provided as a director.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of the Company’s Common Stock, to file initial reports of ownership, and reports of changes of ownership, of the Company’s equity securities with the Securities and Exchange Commission and furnish copies of those reports to the Company. Based on a review of reports furnished to the Company and information available to the Company regarding the record ownership of shares, the Company believes that all reports required to be filed by such persons with respect to the Company’s fiscal year ended June 30, 2009 were timely filed.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports include annual reports and quarterly reports, as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

September 18, 2009

By Order of the Board of Directors
GVC VENTURE CORP.

Bernard Zimmerman

  Chairman of the Board and President